ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 1

INSURED	BOND NUMBER

Transamerica Asset Management, Inc.	01592108B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 31, 2008	December 31, 2008 to December 31, 2009	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
Transamerica Asset Management, Inc.
Transamerica Fund Services, Inc.
Transamerica Investment Management, LLC
Transamerica Investment Services, Inc.
AEGON USA Investment Management, LLC
Diversified Investment Advisors, Inc.
Transamerica Investors, Inc., a series Fund consisting of:
o	Transamerica Premier Balanced Fund

o	Transamerica Premier Cash Reserve Fund

o	Transamerica Premier Diversified Equity Fund

o	Transamerica Premier Equity Fund

o	Transamerica Premier Focus Fund

o	Transamerica Premier Growth Opportunities Fund

o	Transamerica Premier High Yield Bond Fund

o	Transamerica Premier Institutional Bond Fund

o	Transamerica Premier Institutional Diversified Equity Fund

o	Transamerica Premier Institutional Equity Fund

o	Transamerica Premier Institutional Small Cap Value Fund
Transamerica Funds, as series Fund consisting of:
o	Transamerica AllianceBernstein International Value

o	Transamerica American Century Large Company Value

o	Transamerica Asset Allocation — Conservative Portfolio

o	Transamerica Asset Allocation — Growth Portfolio

o	Transamerica Asset Allocation — Moderate Growth Portfolio

o	Transamerica Asset Allocation — Moderate Portfolio

o	Transamerica Balanced

o	Transamerica Bjurman Barry Micro Emerging Growth

o	Transamerica BlackRock Global Allocation

o	Transamerica BlackRock Large Cap Value

o	Transamerica BlackRock Natural Resources

o	Transamerica BNY Mellon Market Neutral Strategy

o	Transamerica Clarion Global Real Estate Securities

o	Transamerica Convertible Securities

o	Transamerica Equity

o	Transamerica Evergreen Health Care

o	Transamerica Evergreen International Small Cap

o	Transamerica Federated Market Opportunity

o	Transamerica Flexible Income

o	Transamerica Growth Opportunities

o	Transamerica High Yield Bond

o	Transamerica Jennison Growth

o	Transamerica JPMorgan International Bond

o	Transamerica JPMorgan Mid Cap Value

o	Transamerica Legg Mason Partners All Cap

o	Transamerica Legg Mason Partners Investors Value

o	Transamerica Loomis Sayles Bond

o	Transamerica Marsico Growth

o	Transamerica Marsico International Growth

o	Transamerica MFS International Equity

o	Transamerica Money Market

o	Transamerica Multi-Manager Alternative Strategies Portfolio

o	Transamerica Multi-Manager International Portfolio

o	Transamerica Neuberger Berman International

o	Transamerica Oppenheimer Developing Markets

o	Transamerica Oppenheimer Small- & Mid-Cap Value

o	Transamerica PIMCO Real Return TIPS

o	Transamerica PIMCO Total Return

o	Transamerica Schroders International Small Cap

o	Transamerica Science & Technology

o	Transamerica Short-Term Bond

o	Transamerica Small/Mid Cap Value

o	Transamerica Templeton Global

o	Transamerica Third Ave Value

o	Transamerica Thornburg International Value

o	Transamerica UBS Dynamic Alpha

o	Transamerica UBS Large Cap Value

o	Transamerica Value Balanced

o	Transamerica Van Kampen Emerging Markets Debt

o	Transamerica Van Kampen Mid Cap Growth

o	Transamerica Van Kampen Small Company Growth

o	Transamerica WMC Emerging Markets
Transamerica Income Shares, Inc.
Transamerica Series Trust, a series Fund consisting of:
o	Transamerica American Century Large Company Value VP

o	Transamerica Asset Allocation — Conservative VP

o	Transamerica Asset Allocation — Growth VP

o	Transamerica Asset Allocation — Moderate Growth VP

o	Transamerica Asset Allocation — Moderate VP

o	Transamerica Balanced VP

o	Transamerica BlackRock Large Cap Value VP

o	Transamerica Capital Guardian Global VP

o	Transamerica Capital Guardian U.S. Equity VP

o	Transamerica Capital Guardian Value VP

o	Transamerica Clarion Global Real Estate Securities VP

o	Transamerica Convertible Securities VP

o	Transamerica Efficient Markets VP

o	Transamerica Equity II VP

o	Transamerica Equity VP

o	Transamerica Federated Market Opportunity VP

o	Transamerica Growth Opportunities VP

o	Transamerica Index 50 VP

o	Transamerica Index 75 VP

o	Transamerica International Moderate Growth VP

o	Transamerica Jennison Growth VP

o	Transamerica JPMorgan Core Bond VP

o	Transamerica JPMorgan Enhanced Index VP

o	Transamerica JPMorgan Mid Cap Value VP

o	Transamerica Legg Mason Partners All Cap VP

o	Transamerica Marsico Growth VP

o	Transamerica MFS High Yield VP

o	Transamerica MFS International Equity VP

o	Transamerica Money Market VP

o	Transamerica Munder Net50 VP

o	Transamerica PIMCO Total Return VP

o	Transamerica Science & Technology VP

o	Transamerica Small/Mid Cap Value VP

o	Transamerica T. Rowe Price Equity Income VP

o	Transamerica T. Rowe Price Growth Stock VP

o	Transamerica T .Rowe Price Small Cap VP

o	Transamerica Templeton Global VP

o	Transamerica Third Avenue Value VP

o	Transamerica U.S. Government Securities VP

o	Transamerica Value Balanced VP

o	Transamerica Van Kampen Active International Allocation VP

o	Transamerica Van Kampen Large Cap Core VP

o	Transamerica Van Kampen Mid-Cap Growth VP
Transamerica Partners Portfolios, a series Fund consisting of:
o	Transamerica Partners Balanced Portfolio

o	Transamerica Partners Core Bond Portfolio

o	Transamerica Partners Growth Portfolio

o	Transamerica Partners High Quality Bond Portfolio

o	Transamerica Partners High Yield Bond Portfolio

o	Transamerica Partners Inflation Protected Securities Portfolio

o	Transamerica Partners International Equity Portfolio

o	Transamerica Partners Large Core Portfolio

o	Transamerica Partners Large Growth Portfolio

o	Transamerica Partners Large Value Portfolio

o	Transamerica Partners Mid Growth Portfolio

o	Transamerica Partners Mid Value Portfolio

o	Transamerica Partners Money Market Portfolio

o	Transamerica Partners Small Core Portfolio

o	Transamerica Partners Small Growth Portfolio

o	Transamerica Partners Small Value Portfolio

o	Transamerica Partners Total Return Bond Portfolio

o	Transamerica Partners Value Portfolio
Transamerica Partners Funds Group I, a series Fund consisting of:
o	Transamerica Partners Growth

o	Transamerica Partners Balanced

o	Transamerica Partners Core Bond

o	Transamerica Partners Large Growth

o	Transamerica Partners Large Core

o	Transamerica Partners High Quality Bond

o	Transamerica Partners High Yield Bond

o	Transamerica Partners Inflation-Protected Securities

o	Transamerica Partners International Equity

o	Transamerica Partners Mid Growth

o	Transamerica Partners Mid Value

o	Transamerica Partners Money Market

o	Transamerica Partners Small Growth

o	Transamerica Partners Small Value

o	Transamerica Partners Small Core

o	Transamerica Partners Stock Index

o	Transamerica Partners Total Return Bond

o	Transamerica Partners Large Value

o	Transamerica Partners Value

o	Transamerica Institutional Asset Allocation — Intermediate Horizon

o	Transamerica Institutional Asset Allocation — Intermediate/Long Horizon

o	Transamerica Institutional Asset Allocation — Long Horizon

o	Transamerica Institutional Asset Allocation — Short Horizon

o	Transamerica Institutional Asset Allocation — Short/Intermediate Horizon
Transamerica Partners Funds Group II, a series Fund consisting of:
o	Transamerica Partners Institutional Growth

o	Transamerica Partners Institutional Balanced

o	Transamerica Partners Institutional Core Bond

o	Transamerica Partners Institutional Large Growth

o	Transamerica Partners Institutional Large Core

o	Transamerica Partners Institutional High Quality Bond

o	Transamerica Partners Institutional High Yield Bond

o	Transamerica Partners Institutional Inflation-Protected Securities

o	Transamerica Partners Institutional International Equity

o	Transamerica Partners Institutional Mid Growth

o	Transamerica Partners Institutional Mid Value

o	Transamerica Partners Institutional Money Market

o	Transamerica Partners Institutional Small Growth

o	Transamerica Partners Institutional Small Value

o	Transamerica Partners Institutional Small Core

o	Transamerica Partners Institutional Stock Index

o	Transamerica Partners Institutional Total Return Bond

o	Transamerica Partners Institutional Large Value

o	Transamerica Partners Institutional Value

o	Transamerica Asset Allocation — Intermediate Horizon

o	Transamerica Asset Allocation — Intermediate/Long Horizon

o	Transamerica Asset Allocation — Long Horizon

o	Transamerica Asset Allocation — Short Horizon

o	Transamerica Asset Allocation — Short/Intermediate Horizon
Transamerica Asset Allocation Variable Funds, a series fund consisting of:
o	Transamerica Asset Allocation — Intermediate Horizon Subaccount

o	Transamerica Asset Allocation — Intermediate/Long Horizon Subaccount

o	Transamerica Asset Allocation — Short Horizon Subaccount
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN 1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 2

INSURED	BOND NUMBER

Transamerica Asset Management, Inc.	01592108B

EFFECTIVE DATE BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 31, 2008                                December 31, 2008 to December 31, 2009                                               /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with
(1)	services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2)	Investment Advisory Services rendered by Transamerica Investment Management, LLC (“TIM”) to any investment advisory client of TIM (other than any advisory client that is a Non-Fund affiliate of any Insured); or

(3)	Administrative Advice and Services rendered by Transamerica Investment Services, Inc. to TIM; or

(4)	Investment Advisory Services rendered by Diversified Investment Advisors, Inc. (“DIA”) to any investment advisory client of DIA; or

(5)	in the case of a Non-Fund substantially all of whose business is rendering the services described in (1), (2) or (3) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1), (2) or (3) above) to any person, or (b) the sale of goods or property of any kind.
It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1), (2) or (3) above.

As used herein, “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.
For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.
It is further understood and agreed that as used herein, “Personal Financial Planning Services” means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.
It is further understood and agreed that as used herein, “Administrative Advice and Services” means the provision of legal, compliance, finance, and business administrative advice and services.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RNV3.2-00-084 (3/09)